March 12, 2010

Jim Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	EMC Insurance Group Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed on March 13, 2009
File No. 000-10956

Dear Mr. Rosenberg:

Below are the responses of EMC Insurance Group Inc. (the “Company”) to your comment letter dated December 23, 2009 (the “Comment Letter”).  For your convenience, each comment appearing in the Comment Letter is repeated below, followed by the Company’s response.

Business

Loss and Settlement Reserves, page 13

1.
We acknowledge your response to comment one and your disclosure that you do not use accident year loss picks to establish your reserves.  You acknowledge that your reserving methodology is different than that used by many public insurance companies, but also indicate that the method used is an accepted actuarial methodology that has been used for many years to produce reasonably adequate reserve levels on a consistent basis.  Please revise your disclosures to identify the specific actuarial method(s) you use to establish your reserves and indicate when you use alternate methods.  Separately explain to us how the methodologies you use comply with GAAP and reference for us the authoritative literature relied upon to support your position.  To the extent you utilize loss ratio, the loss development, chain ladder, Bornhuetter-Ferguson methodologies, please explain to us how these methods are used without loss triangles stratified by accident year.

Response:

As requested, management has revised its proposed disclosures to identify and explain the specific actuarial methodologies used to evaluate and establish the Company’s carried reserves.  This discussion documents the specific actuarial methodologies used to evaluate the adequacy of the Company’s carried reserves and explains the separate and distinct actuarial-based methodologies used to establish management’s best estimate of the Company’s overall liability.  This discussion also describes the actuarial-based methodologies management uses to allocate bulk reserves, which are calculated in total, to the various accident years for financial reporting purposes.

These disclosures include a detailed discussion of how paid and incurred accident year triangles, in what is normally referred to as the “chain ladder” method, are used directly in the evaluation of the adequacy of the Company’s carried reserves and indirectly in the establishment of management’s best estimate of overall liability.

As noted in the discussion under the heading “Reserve Evaluation and Determination of Management’s Best Estimate of Overall Liability”, management reviews all recommendations for reserve adjustments submitted by the actuarial department and considers such recommendations in its determination of the Company’s best estimate of overall liability.  If, after considering such recommendations, management elects to not make the recommended adjustment(s), or elects to modify the recommended adjustment(s) by a material amount, management will identify and disclose the reason(s) for such actions and the amount of any adjustment(s) made.

Following is the revised discussion that management proposes to include under the heading “Loss and Settlement Expense Reserves” in the business section of the 2009 Form 10-K.

Loss and Settlement Expense Reserves

Liabilities for losses and settlement expenses are estimates at a given point in time of what an insurer expects to pay to claimants and the cost of settling claims, based on facts and circumstances then known.  It can be expected that the insurer’s ultimate liability for losses and settlement expenses may either exceed or be less than such estimates.  The Company’s estimates of the liabilities for losses and settlement expenses are based on estimates of future trends and claims severity, judicial theories of liability, historic loss emergence and other factors.  Because of the inherent uncertainties involved in the establishment of reserves for less mature accident years, management’s reserving methodology for the current and more recent accident years utilizes prudently conservative assumptions.  During the loss adjustment period, which may cover many years in some cases, the inherent uncertainty associated with these accident years declines as the Company learns additional facts regarding individual claims and potential future claims, and consequently it often becomes necessary to refine and adjust its estimates of liability.  The Company reflects any adjustments to its liabilities for losses and settlement expenses in its operating results in the period in which the changes in estimates are made.

The Company maintains reserves for losses and settlement expenses with respect to both reported and unreported claims.  The amount of reserves for reported claims, known as “case reserves”, is primarily based upon a case-by-case evaluation of the specific type of claim, knowledge of the circumstances surrounding each claim and the policy provisions relating to the type of loss.  Case reserves on assumed reinsurance business are the amounts reported by the ceding companies.

The amount of reserves for unreported claims, known as “Incurred But Not Reported (IBNR) reserves”, is determined on the basis of statistical information for each line of insurance with respect to expected loss emergence arising from occurrences that have not yet been reported.  Established reserves (for both reported and unreported claims) are closely monitored and are frequently examined using a variety of formulas and statistical techniques for analyzing loss development, as well as other economic and social factors.

Settlement expense reserves are intended to cover the ultimate cost of investigating claims and defending lawsuits arising from claims.  These reserves are established each quarter based on previous periods’ experience to project the ultimate cost of settlement expenses.  To the extent that adjustments are required to be made in the amount of loss reserves each year, settlement expense reserves are correspondingly revised, if necessary.

The Company does not discount reserves.  Inflation is implicitly provided for in the reserving function through analysis of cost trends, reviews of historical reserving results and projections of future economic conditions.  Estimates of individual case loss reserves are monitored and reviewed on a regular basis by claim staff members.  Special attention is given to large ($100,000 and over) claims and long-term and lifetime medical claims.  Based on currently available information, individual case loss reserves are revised to reflect changes in estimated ultimate settlement values.

Despite the inherent uncertainties of estimating loss and settlement expense reserves, management believes that the Company’s reserves are being calculated in accordance with sound actuarial practices and, based upon current information, that the reserve for losses and settlement expenses at December 31, 2009 represents management’s best estimate of the Company’s overall liability.

Reserving Methodology

Management does not use accident year loss picks to establish the Company’s carried reserves.  Case loss and IBNR reserves, as well as settlement expense reserves, are established independently of each other and added together to get the Company’s total loss and settlement expense reserve.  The Company’s reserving methodology was expanded during 2007 to include bulk case loss reserves, which supplement the aggregate case loss reserves and are used by management to establish its best estimate of the Company’s liability for reported claims.  By establishing bulk reserves independently of the case loss reserves, management believes that it is able to appropriately estimate the Company’s total loss and settlement expense exposures.

Case loss reserves are the individual reserves established for each reported claim based on the specific facts of each claim.  Individual case loss reserves are based on the probable, or most likely, outcome for each claim, with probable outcome defined as what is most likely to be awarded if the case were to be decided by a civil court in the applicable venue or, in the case of a workers’ compensation case, by that state’s Workers’ Compensation Commission.  Bulk case loss reserves are actuarially derived and are allocated to the various accident years on the basis of the underlying aggregated case loss reserves of the applicable lines of business.

IBNR loss reserves are established by applying actuarially derived “IBNR factors” to the previous twelve months earned premiums.  The IBNR factors are determined for each line of business on an annual basis through an actuarial study of historic IBNR emergence relative to on-level premium.  The IBNR factors are adjusted on a quarterly basis for rate level changes, and may be further adjusted if the actuarial department recommends that a change in the overall reserve level is warranted.  The formula IBNR loss reserve established through this process is for all accident years combined, and is allocated to each preceding accident quarter by applying an allocation factor to the total formula IBNR amount.  The accident quarter allocation factors are determined by line of business and are based on a study of the lag in historic claims reporting patterns from occurrence quarter to reported quarter.  Other categories of the IBNR loss reserve, which are used to cover exposures associated with asbestos and environmental claims, storms and catastrophic events, are established independently.  IBNR loss reserves associated with catastrophe and storm losses are event-specific, and are initially established based on known exposures and estimates of loss frequency and severity.  The initial projections are adjusted as actual loss information is reported.

Settlement expense reserves are established by applying actuarially derived “settlement expense factors” to the loss reserves.  The settlement expense factors are determined for each line of business on a quarterly basis through an actuarial study of historical ratios of paid expenses to paid losses.  The settlement expense reserve established through this process is for all accident years combined, and is allocated to the various accident years proportional to the loss reserves.

Reserve Evaluation and Determination of Management’s Best Estimate of Overall Liability

Prior to the end of each quarter, management utilizes standard loss development methodologies to evaluate the adequacy of the previous quarter’s carried reserves.   Management employs the use of paid and incurred accident year triangles, in what is normally referred to as the “chain ladder” method, to perform this evaluation.  Management organizes the paid and incurred losses on a “rolling” accident year basis, meaning that at any particular quarter-end, an accident year is defined by the most recent four quarters and will, therefore, cross calendar years except at year-end.  Using five different averaging periods to compute loss development factors, five separate point estimates of indicated reserves are developed for each paid and incurred triangle.  The high and low point estimates derived from this process establish the actuarial range of reasonable reserves.  An additional benchmark, referred to as the actuarial central estimate, is determined by calculating a separate point estimate using “selected paid” and “selected incurred” estimates.  This actuarial central estimate is deemed to be an action point in the evaluation of the Company’s carried reserves.  If the prior quarter’s total carried reserve falls below this threshold, the actuarial department will recommend that an adjustment be made to the current quarter’s carried reserves.

A separate evaluation of the prior quarter’s case and bulk case loss reserves is also performed each quarter. The evaluation methodology utilized is similar to the total carried reserve review, except that only a paid chain ladder is used, and the triangles include development on reported claims only.

The determination of management’s best estimate of the Company’s overall liability at each quarterly reporting date begins with the actuarial department performing a comparison of the prior quarter’s total carried reserve to the actuarial range of reasonable reserves and actuarial central estimate (as described in the preceding paragraph) for such prior quarter.  Generally, if the prior quarter’s carried reserve is within a few percentage points of, but not below, the actuarial central estimate, and if the separate review of the case and bulk case loss reserves indicates that those reserves are within a few percentage points of the case reserve actuarial central estimate, the actuarial department will report that it is comfortable with the current quarter’s carried reserves, and the current quarter’s total carried reserve is deemed to be management’s best estimate of the Company’s overall liability.  If the prior quarter’s total carried reserve falls outside of that quarter’s actuarial range of reasonable reserves, or if the review of the previous quarter’s total carried reserve and/or case and bulk case loss reserves indicates that those reserves are not within a few percentage points of their respective actuarial central estimates, the actuarial department will recommend that an adjustment be made to the current quarter’s total carried reserve.  Management reviews all recommendations submitted by the actuarial department and considers such recommendations in the determination of its best estimate of overall liability.

Reserve Development

There is an inherent amount of uncertainty involved in the establishment of insurance liabilities.  This uncertainty is greatest in the current and more recent accident years because a smaller percentage of the expected ultimate claims have been reported, adjusted and settled compared to more mature accident years.  For this reason, carried reserves for these accident years reflect prudently conservative assumptions.  As the carried reserves for these accident years run off, the overall expectation is that, more often than not, favorable development will occur.  However, there is also the possibility that the ultimate settlement of liabilities associated with these accident years will show adverse development, and such adverse development could be substantial.

The following table sets forth a reconciliation of beginning and ending reserves for losses and settlement expenses of the property and casualty insurance subsidiaries and the reinsurance subsidiary.  Amounts presented are on a net basis, with a reconciliation of beginning and ending reserves to the gross amounts presented in the consolidated financial statements.

	Year ended December 31,
	2009	2008	2007
	($ in thousands)
Gross reserves at beginning of year	$573,032	$551,602	$548,548
Re-valuation due to foreign currency exchange rates	(228)	(597)	(190)
Ceded reserves at beginning of year	(33,009)	(31,878)	(35,609)
Net reserves at beginning of year	539,795	519,127	512,749

Incurred losses and settlement expenses
Provision for insured events of the current year	297,372	329,573	286,577
Decrease in provision for insured events of prior years	(48,622)	(35,308)	(38,738)
Total incurred losses and settlement expenses	248,750	294,265	247,839

Payments
Losses and settlement expenses attributable to insured events of the current year	111,501	133,470	104,196
Losses and settlement expenses attributable to insured events of prior years	149,229	140,127	137,265
Total payments	260,730	273,597	241,461

Net reserves at end of year	527,815	539,795	519,127
Ceded reserves at end of year	28,171	33,009	31,878
Gross reserves at end of year, before foreign currency re-valuation	555,986	572,804	551,005
Re-valuation due to foreign currency exchange rates	166	228	597
Gross reserves at end of year	$556,152	$573,032	$551,602

Following is a detailed analysis of the development the Company has experienced on its prior accident years’ reserves during the past three years.  Care should be exercised when attempting to analyze the financial impact of the reported development amounts because, as noted above, the overall expectation is that, more often than not, favorable development will occur as the prior accident year reserves run off.

Year ended December 31, 2009

Property and casualty insurance segment

For the property and casualty insurance segment, the December 31, 2009 estimate of loss and settlement expense reserves for accident years 2008 and prior decreased $34,641,000 from the estimate at December 31, 2008.  This decrease represents approximately 8.1 percent of the December 31, 2008 carried reserves.  No changes were made in the key actuarial assumptions utilized to estimate loss and settlement expense reserves during 2009.

Reserves on previously reported claims developed favorably in 2009 by approximately $12,509,000.  Favorable development on case and bulk case loss reserves occurred in most major lines of business:  commercial property ($5,438,000), other liability ($3,180,000), homeowners ($1,388,000), auto physical damage ($1,286,000), personal auto liability ($1,072,000), bonds ($601,000) and workers’ compensation ($83,000).  Partially offsetting this favorable development was adverse development on the commercial auto line of business ($539,000).  For all lines combined, the latest five prior accident years were responsible for over 95 percent of the total favorable development.  In aggregate, the favorable development on previously reported claims is attributable to decreased severity on claims that closed during 2009.

IBNR loss reserves on prior accident years developed favorably by $12,130,000 as a result of better than expected emergence ($11,066,000), a reduction in the formula IBNR loss reserves based on an experience review ($801,000), and a change in the line of business distribution ($263,000).  The emergence of IBNR claims was less than the decrease in prior accident years’ IBNR loss reserves and arose from nearly all major lines of business:  other liability ($4,085,000), commercial auto liability ($2,176,000), workers’ compensation ($1,978,000), homeowners ($1,113,000), commercial property ($861,000), auto physical damage ($704,000), and personal auto liability ($467,000).  Partially offsetting this favorable development was adverse development on bonds ($318,000).  For all lines combined, approximately 99 percent of the favorable development is attributable to accident years 2007 and 2008.

During 2009, an underlying exposure decrease resulted in a premium decrease in the other liability line.  Since formula IBNR loss reserves are calculated through the application of IBNR factors to premiums earned, this exposure decrease resulted in a decrease of $286,000 in prior accident year IBNR loss reserves.  In addition, reserves for prior accident years’ asbestos claims were increased $810,000 to maintain adequacy targets.  The net increase in IBNR loss reserves resulting from these two adjustments generated $524,000 of adverse development.

Total settlement expense reserves developed favorably in 2009 by $9,291,000.  Approximately 75 percent of the favorable development is attributed to defense and cost containment expenses.  The reserves associated with these expenses were established in bulk and were allocated to the various accident years in proportion to the accident year distribution of the underlying loss reserves.  During 2009 the underlying loss reserves experienced favorable development, which generated favorable development in the defense and cost containment expense reserves.  The remaining 25 percent of favorable development is attributed to adjusting and other expenses (i.e., internal claims department, independent adjuster and miscellaneous settlement expenses).  Differences in the allocation factors used to distribute the reserves for these expenses at year-end 2009 compared to year-end 2008 generated $210,000 of favorable development.  The majority of the remaining favorable development resulted from settlement expense payments that were lower than anticipated in the payment patterns used in the December 31, 2008 accident year allocations.  This favorable development occurred primarily in the other liability, workers’ compensation and commercial auto liability lines of business.

Prior accident years’ reserves for non-voluntary assumed business developed favorably by $70,000, attributable primarily to assigned risk pools.

The above results reflect prior accident year reserve development on a direct and assumed basis.  During 2009, ceded losses and settlement expenses for prior accident years increased $818,000.  This increase in reinsurance recoveries is recognized as favorable development.

Reinsurance segment

For the reinsurance segment, the December 31, 2009 estimate of loss and settlement expense reserves for accident years 2008 and prior decreased $13,981,000 from the estimate at December 31, 2008.  This represents 9.7 percent of the December 31, 2008 carried reserves and is primarily attributable to the HORAD book of business for accident year 2008.  Included in this amount is $4,160,000 of favorable development that occurred in the fourth quarter as a result of a reduction in bulk IBNR loss reserves and the winding down of the MAERP Reinsurance Association.  Much of the development can be attributed to reported losses that were below December 2008 implicit projections for policy years 2007 through 2008 in the property and casualty classes, and policy year 2008 in the catastrophe and multiline classes.

No changes were made in the key actuarial assumptions utilized to estimate loss and settlement expenses reserves during 2009.

2.  In your response to comment one you indicate that you strive to maintain a reasonably consistent level of reserve adequacy at each quarterly reporting date, the financial impact resulting from the development of prior accident year reserves is, in effect, being offset by the establishment of equally adequate reserves on current accident year claims.  You also indicate that the primary driver of your results of operations is not accident year performance, but rather current period claims experience.  Please explain to us what these assertions mean and whether and, if so, to what extent your method results in smoothing reserves.

Response:

Management utilizes a consistent reserving process to establish the Company’s total carried reserves at each quarterly reporting date.  While accident year information is provided in certain of the disclosures contained in the Company’s Form 10-K, management’s process of accessing the overall performance of the Company is not based on the performance of the individual accident years, but is instead based on the performance of all accident years taken together.  As noted in the discussion contained under the heading “Loss and Settlement Expense Reserves” included in the response to comment 1, the Company’s reserving process recognizes the inherent uncertainties involved in the establishment of insurance reserves, and accordingly, incorporates a prudent amount of conservatism in the establishment of the current and more recent accident year reserves.  Because favorable development is generally expected to occur as these accident year reserves run off, the primary driver of the Company’s results of operations is usually current period claims experience associated with catastrophic events and/or severe weather.

3.  In your response to comment one you indicate that you establish bulk reserves in total and only allocate these reserves to the various accident years for financial reporting purposes.  Please explain to us how you are able to allocate loss reserves to prior years for purposes of preparing your SOP 94-5 (ASC 944-40-50-3) disclosures if you do not utilize loss reserving methods that stratify losses into specific accident years.

Response:

As described in the response to comment one, management uses paid and incurred loss triangles directly in the evaluation of the prior quarter’s carried reserves and indirectly in the establishment of the carried reserves at each quarterly reporting date.  In addition, management uses claims information stratified by accident year and accident quarter to develop the factors used to allocate bulk reserves to the various accident years for financial reporting purposes.  These actuarial processes provide the information needed to prepare the SOP 94-5 disclosures.

4.  You also indicate in your response to comment one that you establish case reserves separately from bulk reserves.  Please explain to us how you ensure that you capture the population of insured losses if you do not estimate total loss exposure and subtract case reserves to determine IBNR bulk reserves.

Response:

Management acknowledges that the population of insured losses is comprised of both a reported claims component (case reserves) and an unreported claims component (IBNR reserves).  However, management believes that there are alternative methods to the one described above to estimate those amounts while assuring that the total population of insured losses is captured.  We perform extensive actuarial analysis of our historical IBNR claim emergence trends and use this data to develop IBNR factors that are applied to the most recent twelve months of earned premiums to determine our formula IBNR loss reserve.  Since earned premiums reflect all policies in-force, this calculation captures the majority of the population of unreported insured exposures.  The remaining population of unreported insured exposures is comprised of exposures associated with asbestos and environmental claims, storms, and catastrophic events.  The IBNR loss reserves for these exposures are determined independently and are added to the formula IBNR loss reserve to arrive at the Company’s total IBNR loss reserve.  By adding this independently calculated IBNR loss reserve component to the case loss reserve component, management believes that it is appropriately capturing the Company’s population of insured losses.

5.  In your response to comment one and in your MD&A disclosures in your 2009 Forms 10-Q, you indicate that you no longer disclose prior years’ loss development in your interim period filings, in part because you believe investors misinterpreted your reported development amounts.  Although you acknowledge your obligation to provide prior years’ loss development on an annual basis, you do not appear to acknowledge the obligation to explain changes in material estimates on an interim basis which we believe is necessary to an understanding of interim results of operations.  Please revise your interim period MD&A disclosures to discuss the effect of prior years’ loss development recorded during each quarter during 2009 as well as to provide an analysis of the reasons for the development, or demonstrate to us why this disclosure is not material to investors.  If you are unable to determine the effect of prior years’ loss development on an interim basis, please explain to us how you are able to prepare interim financial statements in accordance with GAAP.

Response:

    Included in the 2009 Form 10-K is a discussion of the significant items that contributed to the development experienced on prior accident years’ reserves during 2009.  In the interest of fair and complete disclosure, management has also included in the 2009 Form 10-K disclosure of the 2009 (as well as 2008 and 2007) quarterly development amounts by segment, and in total.  Beginning in the first quarter of 2010, management will reinstate the disclosure of the Company’s reserve development amounts in its quarterly reports.  For comparative purposes, the 2009 quarterly development amounts will be presented when the 2010 quarterly development amounts are reported.  Because the full year and quarterly reserve development amounts for 2009 are included in the 2009 Form 10-K, and the 2009 quarterly development amounts will be included for comparative purposes when the 2010 quarterly development amounts are reported, management does not believe that revising the 2009 interim period MD&A disclosures at this time would provide any additional information to investors.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
13.  Stock Plans, page 132

6.  We acknowledge your response to comment five and your assertion that your financial statements should reflect all of the expenses incurred by the parent company on your behalf.  Please explain to us why you believe it is appropriate to account for share-based awards granted to employee of your parent as employee awards under paragraph 10 of SFAS 123R (ASC 718-10-30-3) instead of nonemployee awards under EITF 96-18 (ASC Subtopic 505-50).  In addition, please explain to us how you account for the portion of compensation associated with share-based awards granted to employees of your parent that are allocated to other members of the Employers Mutual consolidated group.  Please reference for us separately the authoritative literature you rely upon to support your accounting.

Response:

Through their participation in the pooling agreement, the Company’s insurance subsidiaries assume a portion of all expenses (excluding investment and income tax) incurred by Employers Mutual, including employee compensation expenses.  The stock compensation expense incurred by Employers Mutual in connection with its various stock option plans is based on the employee model of ASC 718 since the employees are common law employees of Employers Mutual and therefore meet the definition of “employee” in ASC 718.  When those stock compensation expenses get ceded to the Company’s insurance subsidiaries through the pooling agreement they retain their character; therefore, the cost recorded in the Company’s financial statements is based on Employers Mutual’s stock compensation expense measured at the grant date, and the expense is not subsequently re-measured unless the award is modified or settled.  This accounting is performed in accordance with Staff Accounting Bulletin Topic 1B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions, or Lesser Business Components of Another Entity.

Because a portion of the parent company’s stock compensation expense is reflected in the Company’s financial statements and issuances of the Company’s stock under the parent company’s stock option plans have an impact on the Company’s capital accounts, the disclosures required by ASC 718 were deemed to be of value to readers of the Company’s financial statements and have therefore historically been included in the Company’s financial statements.  However, while the parent company determines stock compensation expense under ASC 718, the amounts reflected in the Company’s financial statements are an allocation of that expense under Staff Accounting Bulletin Topic 1B.

Management believes that the accounting treatment described above is appropriate because the stock compensation expense is initially incurred by the parent company, and is then allocated to the Company’s subsidiaries through the pooling agreement.  Management also believes that the guidance contained in ASC 505-50 is not applicable because the Company has not issued its shares, share options, or other equity instruments or incurred liabilities based, at least in part, on the price of the entity’s shares (ASC 505-50-15-2).  Rather, the awards of the Company’s stock have been made by the parent company to the parent company’s employees based on the terms of the parent company’s share-based payment plans.

Although management believes that the accounting treatment described above is appropriate, it should be noted that the total stock compensation expense allocated to the Company’s subsidiaries by Employers Mutual through the pooling agreement was only $282,528, $232,318 and $200,941in 2009, 2008 and 2007, respectively.  These amounts are considered by management to be immaterial to the Company’s results of operations for these periods.

The Company’s insurance subsidiaries have a 30% participation in the pooling agreement and that is the amount of stock compensation expense allocated to them.  The remaining 70% of the stock compensation expense incurred by Employers Mutual is allocated to the other pool participants based on their pool participation percentages, and therefore is appropriately not allocated to the Company.

*******************************

In connection with this response to the staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this matter.  If you have questions or comments regarding our responses to your comments, please contact me at (515) 345-2902.

Sincerely,

EMC INSURANCE GROUP INC.

/s/ Mark E. Reese
Mark E. Reese
Senior Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)